Exhibit 1

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof, including all subsequent amendments. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this Agreement to be executed and effective as of February 13, 2013.

SLW INTERNATIONAL, LLC

By:	/s/ Stephen L. Way
Name:	Stephen L. Way
Title:	Sole Manager

STEPHEN L. WAY

/s/ Stephen L. Way